Exhibit 12.1

U-Store-It Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
Earnings before fixed charges:
Add:
Loss from continuing operations	$(4,576)	$(16,820)	$(24,370)	$(23,428)	$(17,017)	$(14,009)	$(8,839)
Fixed charges - per below	34,229	49,695	56,192	54,192	47,831	23,956	29,487
Less:
Capitalized interest	—	(35)	(108)	(99)	(73)	(46)	(107)

Earnings before fixed charges	29,653	32,840	31,714	30,665	30,741	9,901	20,541

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	33,952	47,600	55,880	53,943	47,608	23,854	29,324
Early extinguishment of debt	93	1,907	—	—	—	—	—
Capitalized interest	—	35	108	99	73	46	107
Estimate of interest within rental expense	184	153	204	150	150	56	56

Total Fixed Charges	34,229	49,695	56,192	54,192	47,831	23,956	29,487

Ratio of earnings to fixed charges (a)	0.87	0.66	0.56	0.57	0.64	0.41	0.70

(a)  Due to our losses in fiscal 2005, 2006, 2007, 2008, 2009 and 2010, the coverage ratio was less than 1:1.  The Company must generate additional earnings of $4.6 million, $16.9 million, $24.5 million, $23.5 million, $17.1 million, $14.0 million, and $8.8 million to achieve a coverage of 1:1 in fiscal 2005, 2006, 2007, 2008, 2009, and the nine months ended September 30, 2009 and 2010, repectively.